As filed with the Securities and Exchange Commission on December 14, 2006
Registration No. 333-133945

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
POST-EFFECTIVE AMENDMENT NO. 2 TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
AMDL, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	33-0413161 (I.R.S. Employer Identification No.)
2492 Walnut Avenue, Suite 100
Tustin, California 92780-7039
(714) 505-4460
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Gary L. Dreher, President
AMDL, Inc.
2492 Walnut Avenue, Suite 100
Tustin, California 92780-7039
(714) 505-4460
(Name, address, including zip code, and telephone
number, including area code, of agent for service)
Copy to:
David J. Perry, Esq.
Richard H. Bruck, Esq.
Preston Gates & Ellis LLP
1900 Main Street, Suite 600
Irvine, California 92614-7319
(949) 253-0900
Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class		Proposed maximum	Proposed maximum	Amount of
of securities to be	Amount	offering price per	aggregate offering	registration
registered	registered(1)(4)	share(1)(2)	price(2)	fee(3)
Common Stock, $.001 par value per share	2,202,894 shares	$2.90	$6,388,393	$683.55

(1)	The number of shares originally registered, and the proposed maximum offering price per share, and the description of shares held by the selling shareholders have been adjusted in this Post-Effective Amendment No. 2 to reflect the reverse split of our common stock of our common stock effected at 12:01 a.m. EST on September 28, 2006 on a one-for-five basis. In addition, pursuant to Rule 416 under the Securities Act of 1933, this Registration Statement includes an indeterminate number of additional shares as may be issuable as a result of stock splits or stock dividends which occur during this continuous offering.

(2)	Estimated solely for the purpose of calculating the amount of the original registration fee pursuant to Rule 457 under the Securities Act of 1933 based upon the reported closing sales price of the registrant’s common stock on May 4, 2006, on the American Stock Exchange, the date of the original filing.

(3)	Previously paid.

(4)	The number of shares covered by the Prospectus included in this Post Effective Amendment No. 2 to the Registration Statement is 1,853,772 as there have been prior sales and exercises of warrants covered by the original Registration Statement.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 14, 2006
PROSPECTUS
AMDL, INC.
1,853,772 SHARES
OF COMMON STOCK

          EXPLANATORY NOTE: On September, 28, 2006, in conjunction with our acquisition of Jade Pharmaceutical Inc. (“JPI”), our stockholders approved a proposal to amend our Certificate of Incorporation to reverse split the outstanding shares of our common stock on a not less than one-for-three and no more than a one-for-ten basis, subject to the discretion of the board of directors to determine the exact ratio of the reverse split. The reverse split was effected at 12:01 a.m. EST on September 28, 2006 on a one-for-five basis. The purposes of this Amendment No. 1 are: (i) to restate on a current basis the number of the outstanding shares of our common stock, the number of shares being registered, and the number of shares held by the selling shareholders following the reverse split effected at 12:01 a.m. EST on September 28, 2006 on a one-for-five basis, and (ii) to update certain disclosures primarily related to the business of JPI, which is now a wholly-owned subsidiary of AMDL, Inc.
          This prospectus relates to shares of common stock of AMDL, Inc. that may be offered for sale for the account of the selling stockholders identified in this prospectus. The selling stockholders may offer and sell from time to time up to 1,853,772 shares of our common stock, of which 1,115,575 shares will be issued to the selling stockholders only if and when they exercise warrants held by them.
          The selling stockholders may sell all or any portion of their shares of common stock in one or more transactions on the American Stock Exchange, NASDAQ or in private, negotiated transactions. Each selling stockholder will determine the prices at which it sells its shares. Although we will incur expenses in connection with the registration of the common stock, we will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. However, we will receive gross proceeds of up to approximately $3,100,000 from the exercise of the remaining warrants issued and outstanding in our private offering which closed in April 2006, if and when they are exercised.
          On November 14, 2006, there were 9,528,119 shares of common stock outstanding. Our common stock is listed on the American Stock Exchange and traded under the symbol “ADL.” On November 14, 2006, the closing price of the common stock on the American Stock Exchange was $4.45 per share.
          We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

          The shares of common stock offered or sold under this prospectus involve a high degree of risk. See “Risk Factors” beginning at Page 15 of this prospectus to read about certain factors you should consider before deciding whether to invest in our common stock.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2006.

          We have not authorized any person to give you any supplemental information or to make any representations for us. You should not rely upon any information about our company that is not contained in this prospectus or in one of our public reports filed with the Securities and Exchange Commission (“SEC”) and incorporated into this prospectus. Information contained in this prospectus or in our public reports may become stale. You should not assume that the information contained in this prospectus, any prospectus supplement or the documents incorporated by reference are accurate as of any date other than their respective dates, regardless of the time of delivery of this prospectus or of any sale of the shares. Our business, financial condition, results of operations and prospects may have changed since those dates. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.
          In this prospectus, “AMDL,” “company,” “we,” “us,” and “our” refer to AMDL, Inc., a Delaware corporation.
ABOUT FORWARD-LOOKING STATEMENTS
          This prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 which reflect our current view (as of the date such forward-looking statement is made) with respect to future events, prospects, projections or financial performance. These forward-looking statements are subject to certain uncertainties and other factors that could cause actual results to differ materially from those made, implied or projected in such statements. The words “believe,” “expect,” “anticipate,” “project,” and similar expressions identify “forward-looking statements” which speak only as of the date of the statement made. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BUSINESS
Recent Acquisition of Jade Pharmaceutical Inc.
          On September 28, 2006, pursuant to the Stock Purchase and Sale Agreement dated May 12, 2006, we acquired Jade Pharmaceutical Inc. (“JPI”) and its two wholly-owned China based subsidiaries, which are engaged in the manufacture and distribution of pharmaceuticals in the People’s Republic of China (“PRC”). The terms of the acquisition of JPI are described in the definitive proxy materials filed with the Securities and Exchange Commission (“SEC”) on July 17, 2006 and the additional proxy material filed on July 28, 2006 and August 14, 2006, all of which are incorporated herein by this reference. You are encouraged to carefully read those materials in evaluating an investment in our common stock.
Description of Business of AMDL
          Prior to the acquisition of JPI, we have been only a theranostics (therapy and diagnosis) company, involved in both the detection and treatment of cancer. While in the recent past most of our sales have been derived from the sale of one of our OEM products, the Company’s long term potential and prospects will come from its proprietary product DR-70® and from its combination immunogene therapy technology.
Description of Business of JPI
          A description of the business of JPI is found commencing on page 13, below. The prior operating and financial history of JPI is described in the proxy materials previously filed with the SEC. See “Incorporation of Certain Documents by Reference” at page 27, below.
Overview of AMDL’s Business
          We develop, manufacture, market and sell various immunodiagnostic kits for the detection of cancer and other diseases. Our products may be used by hospital, clinical, research and forensic laboratories and doctor’s offices to obtain precise and rapid identification of certain types of cancer and other diseases. Our DR-70® test kit is used to assist in the detection of at least 13 different types of cancer, including: lung (small and non-small cell); stomach; breast; rectal; colon and liver. As DR-70® is a non-invasive blood test, there are no side effects to our test. DR-70® is not yet cleared for sale in the United States.
          Prior to May 2002, our focus was on obtaining foreign distributors for our DR-70® kit. In May 2002, we decided to begin the FDA process under Section 510(k) of the Food, Drug and Cosmetic Act for approval of our intent to market DR-70® as an aid in monitoring patients with colorectal cancer. We conducted clinical trials comparing our DR-70® to the currently accepted assay, CEA, and we submitted the results to the FDA in September 2003. In January 2004, the FDA responded to our submission. The FDA identified deficiencies in our application and the FDA advised our consultant, Diagnostic Oncology CRO, Inc. (DOCRO) that based upon the data submitted, the FDA determined that the DR-70® kit was not substantially equivalent to any other device that has gone through the 510(k) approval process. Then, in January 2005, DOCRO submitted on our behalf additional data and a new application to the FDA for 510(k) clearance to market our DR-70® test in conjunction with the CEA test as an aid in monitoring patients previously diagnosed with progressing colorectal cancer. In June 2005, the FDA issued a non-substantially equivalent letter and pointed out several areas of concern regarding the new application for use of DR-70® as an adjunctive test with CEA. Representatives of DOCRO and the company met with the FDA in June 2005 to review the FDA’s specific concerns. We are revising our strategy regarding FDA approval of DR-70® and are in the process of reviewing additional patient data which we believe supports “substantial equivalence” to CEA. We hope to present this data to the FDA in December 2006 or early 2007. After our submission is made, the FDA will likely raise other issues in furtherance of the approval process. We cannot predict the length of time it will take for the FDA to review our submission, or whether approval will ultimately be obtained.

          Studies completed at the University of Frankfurt and published in Alimentary Pharmacology and Therapeutics have shown DR-70® to be a reliable screening test for cancer of the gastrointestinal tract. Other studies of DR-70® as an aid in monitoring and screening for lung cancer in Germany are ongoing. An ovarian study was recently completed and published in the January 2006 German Journal of Obstetrics and Gynecology, demonstrating the comparative sensitivity of DR-70® in that study was 13.1% higher than CA-125. We have received approvals to import and market DR-70® in Canada (for lung cancer) and the UK. We have also received certification for EN ISO 13485, a key global standard to ensure quality within the medical and diagnostic device industry. We have complied with the regulations allowing us to affix the CE (Conformite Europeenne) Mark to our DR-70® kit. The CE Mark is required to be displayed on regulated products placed for sale in the European Union and allows us to market DR-70® in the European Union, subject to any additional specific country regulatory requirements or limitations. We currently sell DR-70® primarily in Asia.
          Our other proprietary product, Pylori-Probe™, is cleared for sale in the United States; however, we do not intend to market Pylori-Probe™ because we believe that the Pylori-Probe™ cannot be competitively marketed.
          In August 2001, we acquired a combination immunogene therapy technology that may be effective in building a cancer patient’s immune system and could eventually lead to a vaccine to protect patients known to be at risk because of a family history for certain types of cancer. The combination therapy is intended to both build the body’s immune system and destroy cancer cells. This technology involves injecting the cancer patient’s tumor with a vector carrying both a granulocyte-macrophage colony stimulating factor and a t-cell co-stimulating factor, thereby activating an immune response against the cancer cells. We are actively seeking a pharmaceutical or biotechnology strategic partner with whom to form a joint venture or otherwise license our combination immunogene therapy technology. Preliminary tests in Canada conducted on mice injected with human skin and brain cancers indicated that the combination therapy can be effective. Additionally, Phase 1 clinical trials have been completed in Canada. We funded a study conducted by Dr. Lung-Ji Chang at the University of Florida to target breast cancer with a goal of ultimately developing a vaccine using the combination immunogene therapy technology. We believe the technology may have potential for fighting several types of cancer by enhancing one’s immune system and thereby increasing the number of cells that naturally destroy cancer. We also acquired from Dr. Chang other technology relating to a humanized mouse model for the evaluation of anti-human tumor immunity and the identification of immuno-modulating genes. However, no assurances can be given that any of these activities will lead to the development of any commercial products or vaccines or that FDA approval will be obtained for any use of the technology.
          On February 22, 2002, AcuVector Group, Inc. (“AcuVector”) filed a Statement of Claim in the Court of Queen’s Bench of Alberta, Judicial District of Edmonton relating to the Company’s combination immunogene therapy technology acquired from Dr. Chang in August 2001. The claim alleges damages of CDN $20,000,000 and seeks injunctive relief against Dr. Chang for, among other things, breach of contract and breach of fiduciary duty, and against us for interference with the alleged relationship between Dr. Chang and AcuVector. The claim for injunctive relief seeks to establish that the AcuVector license agreement with Dr. Chang is still in effect. The Company has performed extensive due diligence to determine that AcuVector had no interest in the technology when the Company acquired it. The Company is confident that AcuVector’s claims are without merit and that the Company will receive a favorable judgment.
          We are also defending a companion case filed in the same court by the Governors of the University of Alberta filed against us and Dr. Chang. The University of Alberta (“University”) claims, among other things, that Dr. Chang failed to remit the payment of the University’s portion of the monies paid by us to Dr. Chang for the combination immunogene technology purchased by us from Dr. Chang in

2001. In addition to other claims against Dr. Chang relating to other technologies developed by him while at the University, the University also claims that we conspired with Dr. Chang and interfered with the University’s contractual relations under certain agreements with Dr. Chang, thereby damaging the University in an amount which is unknown to the University at this time. The University has not claimed that AMDL is not the owner of the combination immunogene therapy technology, just that the University has an equitable interest therein or the revenues therefrom.
          Accordingly, if either AcuVector or the University is successful in their claims, we may be liable for substantial damages, our rights to the technology will be adversely affected, and our future prospects for exploiting or licensing the combination immunogene therapy technology will be significantly impaired. However, since the final outcome of either case is not determinable, no accrual or loss relating to either action is reflected in the accompanying financial statements.
          We also offer a line of non-proprietary blood tests that are designed to help diagnose a particular kind of cancer. These tests are generally known by the symbols that denote the type of cancer, e.g. CEA for colon cancer and PSA for prostate cancer.
          In the past, our primary OEM product has been a ketone strip used by diabetics and those on high protein diets to monitor ketones, which if elevated, can cause kidney damage in patients. Sales of OEM products have been declining for the past few years. For the nine months ended September 30, 2006, our OEM product sales were $4,800. In 2005, our OEM product sales were $3,200. Our OEM product sales were $123,465 for 2004. We also offer a line of diagnostic test kits for allergy, autoimmune, cancer markers, clinical chemistry, drugs of abuse, fertility, gastrointestinal disease, serology, serum proteins, thyroid, urine chemistry and others. Our largest customer that previously purchased ketone strips filed for protection under federal bankruptcy laws and has shifted into another line of business. Accordingly, at this time we expect only to have limited sales of our other OEM products and do not actively market them.
          Our OEM tests are non-invasive and non-therapeutic diagnostic blood and urine tests performed by a registered technician. The technician takes the patient’s sample and performs the test according to the test’s instructions included in the package to determine whether or not the specific condition being tested exists. Our OEM product test kits are similar, if not substantially the same, as those offered by others. Some of our OEM products for commercial use in the United States have been registered with and approved by the FDA for sale to us and others by the respective manufacturers. We purchase our OEM products from the manufacturer and resell them under our label.
          In September 2001, we registered our common stock under the Securities Exchange Act of 1934 and listed on the American Stock Exchange under the symbol ADL. You may review any of our public reports or information on file with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Room 1580, Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 or review our reports at http://www.sec.gov or, review our public reports at http://www.amdlcorporate.com.
AMDL’s Products
          DR-70® is our proprietary diagnostic test kit which has been shown to detect up to 14 different common cancers, including, but not limited to, lung (small and non-small cell), stomach, breast, rectal, colon and liver cancer. DR-70® is a tumor-marker, which is a biochemical substance indicative of neoplasia, ideally specific, sensitive, and proportional to tumor load, used to screen, diagnose, assess prognosis, follow response to treatment, and monitor for recurrence. As DR-70® is a non-invasive blood test, there are no side effects to our test.

          In 1993, the Cross Cancer Institute, located in Edmonton, Alberta, Canada, approved a clinical trial protocol for DR-70® for lung cancer under the auspices of the Alberta Cancer Board. The objective of the clinical trial at the Cross Cancer Institute was to evaluate the sensitivity and specificity of the DR-70® lung cancer tumor-marker and to determine if the level of the tumor-marker correlates with the stage of lung cancer development. In the Cross Cancer Institute clinical trial, 233 patients with newly diagnosed lung cancer and 238 volunteers with no clinical evidence of disease were selected. The DR-70® tumor-marker was measured in blood serum samples collected from both cancer patients and volunteers. The control group was composed of smokers and non-smokers. The results showed sensitivity of the lung cancer test was 67% and specificity was 91%. We believe these results, coupled with data reported in continued studies at the Cross Cancer Institute, demonstrate the value of the DR-70® lung cancer tumor-marker as a diagnostic test for detecting lung cancer. These tests also helped determine the usefulness of DR-70® for monitoring response to treatment and for predicting the recurrence of lung cancer. The test is currently available and approved for lung cancer detection and monitoring by Health Canada.
          In 1997, the DR-70® test kit was modified to be more user friendly. Clinical studies with the modified kit were conducted in Wuhan, China, the results of which have been published in the peer-reviewed Journal of Immunoassay. As compared to earlier studies, these studies determined that the DR-70® immunoassay kit detected a number of different cancers with a higher degree of specificity and sensitivity. Although, as in all such tests, false readings as to the existence of cancer are experienced, due to other conditions affecting the patient, e.g. pregnancy or recent trauma. In these tests, DR-70® was found to have an overall specificity of 95% and an overall sensitivity of 83.8%. Thirteen different types of cancer were found in the screening process, indicating that DR-70® has significant usefulness as a cancer-screening tool. In late 2001, the study was expanded to include more than 700 patients and the results of this expanded study confirmed the previously published results while providing a broader statistical base.
          In May 2003 at a meeting of the American Gastroenterology Society in Orlando, Florida, clinical studies were presented using DR-70® at the University of Frankfurt to detect colorectal cancer. Samples were taken from 85 gastrointestinal patients, including 29 patients with hepatocellular cancer, 13 with pancreatic cancer, 30 with colorectal cancer, 10 with stomach cancer and 3 with esophageal cancer. In these tests, DR-70® was found to have an overall specificity of 93% and an overall sensitivity of 91%. In November 2004, the results of the study were published in the gastroenterology journal, Alimentary Pharmacology & Therapeutics. The data indicated that patients with advanced tumor spread exhibited significantly higher DR-70® values than those with early-stage tumors. The authors concluded that the DR-70® immunoassay reliably differs between patients and healthy controls.
          Our primary OEM product is a ketone strip used by diabetics and those on high protein diets to monitor ketones, which if elevated, can cause kidney damage in patients. Sales of OEM products have been declining for the past few years. In 2004, sales of OEM products were $123,465 and were $3,200 for 2005. In 2004, ketone strips represented approximately 95% of OEM sales, and in 2005, ketone strips represented 0% of OEM sales. We also offer a line of diagnostic test kits for allergy, autoimmune, cancer markers, clinical chemistry, drugs of abuse, fertility, gastrointestinal disease, serology, serum proteins, thyroid, urine chemistry and other similar tests. We provide our OEM products on a limited basis and do not actively market them. These tests are non-invasive and non-therapeutic diagnostic blood and urine tests performed by a registered technician. The technician takes the patient’s sample and performs the test according to the test’s instructions included in the package to determine whether or not the specific condition being tested exists. Our OEM product test kits are similar, if not substantially the same as, those offered by others. Some of our OEM products for commercial use have been registered with and approved by the FDA, for sale to us and others, by the respective manufacturers. We purchase these products from the manufacturer and resell them under our label. We do not have any exclusive or nonexclusive rights to the technology relating to the OEM products. As these tests are administered in vitro, there are no side effects associated with our OEM products. The package insert describes the possibility that there may be false positives or false negatives associated with the administration of the specific test. The incidence of false positives or negatives from our OEM test kits is similar to that experienced with other comparable test kits.

          In 2004, the FDA inspected our facilities and found no deficiencies. Six observations were made and these suggestions have been implemented. We were found to be compliant with FDA Regulation Part 820 CFR. All of our OEM products are Class I (Good Manufacturing Practices not required) or Class II (Good Manufacturing Practices required, as defined by the FDA guidelines) devices and our facilities meet the Good Manufacturing Practices requirements for each of our OEM products. We are licensed to manufacture our proprietary products and to repackage our OEM products at our Tustin location.
AMDL’s Strategy
          We develop, manufacture and offer for sale non-invasive diagnostic kits to hospitals, doctors, clinics, and laboratories, giving them the ability to detect certain types of cancer and H. pylori in their patients. Our kits are designed to provide accuracy, reproducibility and a high degree of specificity and sensitivity.
          We continue to conduct quality assurance and quality control testing on our DR-70® product as part of our commitment to quality and to meet government regulations. We are seeking to create alliances with reference laboratories to make DR-70® testing available to physicians and patients. With just a small amount of blood serum drawn from a patient, DR-70® uses a common micro titer format familiar to most laboratories in the diagnostic industry to test for the presence of tumors. We believe that our DR-70® product is capable of detecting different types of cancer with a superior degree of specificity and sensitivity. DR-70® test levels are found to increase with the progression and stage of the disease.
          Our objective is to be a leading provider of cancer-detecting immunodiagnostic kits. In order to meet our objective, we plan to do the following:
•	obtain U.S. FDA clearance and international approvals for our DR-70® product;

•	distribute DR-70® kits in approved markets;

•	develop DR-70® distribution channels in new markets; and

•	pursue one or more strategic partners to license and develop our combination immunogene therapy technology.
          Successful cancer detection and treatment product development is highly uncertain, and very few research and development projects produce a commercial product. Product candidates like DR-70® or the combination immunogene therapy technology that appear promising in the early phases of development, such as in early animal or human clinical trials, may fail to reach the market for any one of a number of reasons, such as:
•	the product candidate did not demonstrate acceptable clinical trial results even though it demonstrated positive preclinical trial results;

•	the product candidate was not effective in treating a specified condition or illness;

•	the product candidate had harmful side effects on humans;

•	the necessary regulatory bodies, such as the U.S. FDA, did not approve the product candidate for an intended use;

•	the product candidate was not economical for us to manufacture and commercialize; and

•	the product candidate is not cost effective in light of existing therapeutics.
          There may be other factors that prevent us from marketing a product. Our products compete with other products or treatments for diseases for which our product may be intended. We cannot guarantee we will be able to produce commercially successful products, and to date DR-70® has not been approved for sale in the United States by the FDA. Further, clinical trial results are frequently susceptible to varying interpretations by scientists, medical personnel, regulatory personnel, statisticians and others, which may delay, limit or prevent further clinical development or regulatory approvals of a product candidate. Also, the length of time that it would take for us to complete clinical trials and obtain regulatory approval for product marketing may vary by product and by the intended use of a product. We cannot predict the length of time it would take to complete necessary clinical trials and obtain regulatory approval. Moreover, without additional financing, our activities will likely be limited to licensing our products to others, although there can be no assurances that our products can be successfully licensed.
AMDL’s Sales and Marketing
          Currently, our licensing efforts are focused on seeking additional exclusive and non-exclusive distribution agreements with distributors in countries where we have obtained, or believe we can obtain, regulatory approval. In January 2004, we received EN ISO 13485 certification demonstrating safety and efficacy, a further standard of quality now required for export to Canada. Health Canada has issued a Medical Device License to the Company. This license permits the Company to market DR-70® for the detection of lung cancer and monitoring changes in the level of the marker DR-70® in response to treatment. The Canadian license was renewed in August 2005 and is renewable annually. We intend to enter into agreements with distributors who will market DR-70® throughout Canada, but have no Canadian distributors as of the date hereof.
          We offer OEM or private label test kits to under-served international markets through distributor relationships and to domestic markets through strategic partnerships and relationships with larger diagnostic companies.
          The Company uses the internet, select journals, and industry trade shows for its marketing activities, subject to the availability of working capital for such endeavors.
AMDL’s Manufacturing Facilities
          We manufacture our DR-70® kits at our licensed manufacturing facility located at 2492 Walnut Avenue, Suite 100, in Tustin, California. We are an FDA/GMP approved manufacturing facility. We maintain a current Device Manufacturing License issued by the State of California, Department of Health Services, Food and Drug Branch.
Regulation of AMDL
          Our products, to the extent they may be deemed medical devices or biologics, are governed by the Federal Food, Drug and Cosmetics Act and by the regulations promulgated thereunder by the U.S. FDA as well as the regulations of state agencies and various foreign governmental agencies in the jurisdictions where our products are distributed. We (or our distributors) are required in the U.S. and in foreign countries to obtain approval from those countries’ regulatory authorities before we can market and sell our products in those countries. Obtaining regulatory approval is costly and may take many years, and after it is obtained, it remains costly to maintain. The FDA and foreign regulatory agencies have substantial discretion to terminate clinical trials, require additional testing, delay or withhold registration and marketing approval and mandate product withdrawals. In addition, later discovery of unknown problems with our products or manufacturing processes could result in restrictions on such products and manufacturing processes, including potential withdrawal of the products from the market. If regulatory authorities determine that we have violated regulations or if they restrict, suspend or revoke our prior approvals, they could prohibit us from manufacturing or selling our products until we comply, or indefinitely.

          We are subject to specific FDA rules applicable to in vitro diagnostic (“IVD”) products. Prior to marketing DR-70® in the United States, we are required to make a pre-market application as an immunology and microbiology device under the category “Tumor Associated Antigens Immunological Test System.” We are required to prove safety and efficacy and comply with specified labeling requirements for IVD products for human use. We must abide by the listing rules of the FDA when and if DR-70® is approved for sale in the United States. We have established our “Quality System Regulation” program in accordance with applicable regulations and were inspected in October 2004 with no deficiencies noted. Our Quality System Regulation program contains applicable complaint provisions which meet the FDA’s requirements for Medical Device Reporting and we have experienced no incidents or complaints to date. We also have implemented procedures for preventive and corrective action and changed our packing and shipping method once in 2002 to improve protection of our product.
          In September 2003, we submitted our application for the FDA under Section 510(k) of the Food, Drug and Cosmetic Act for approval of our intent to market DR-70® as an aid in monitoring patients with colorectal cancer. In January, 2004, the FDA responded to our submission. The FDA identified deficiencies in our application and advised our consultant, Diagnostic Oncology CRO, Inc. (DOCRO) that based upon the data submitted to date, the FDA determined that the DR-70® kit was not substantially equivalent to any other device (e.g. CEA) which has gone through the 510(k) approval process. The FDA further advised that if we had data which we believe shows that the DR-70® kit has substantial equivalence, we could submit such additional information for the FDA’s consideration. In 2005, we submitted a new application to the FDA proposing that DR-70® be used in tandem with CEA in monitoring colorectal cancer patients and the FDA again issued a letter that the DR-70® kit was not substantially equivalent to CEA. We have recently revised our strategy regarding FDA approval of DR-70® and are in the process of reviewing additional patient data which we believe supports “substantial equivalence” to CEA, which data we intend to submit to the FDA. The response of the FDA to our next submission cannot be anticipated, no assurances can be given that we will ever receive FDA clearance for the commercial sale of DR-70® in the United States. Furthermore, if FDA approval is granted, although the approval has no expiration date, if we are found in violation, the FDA may impose fines, terminate the approval or seize our products, at its discretion. In addition, the loss of previously received approvals, or failure to comply with existing or future regulatory requirements would have a material adverse effect on our business, financial condition and results of operations.
          In addition, each foreign jurisdiction may have separate and different approval requirements and processes. Our distribution agreements require our distributors to obtain the requisite approval and clearance in each jurisdiction in which they sell products. In our past experience, once a foreign approval is obtained, it is generally renewed on a periodic basis, annually or otherwise. In certain territories, distributors can sell under limited circumstances prior to approval and, in other territories no formal approval is required. On December 20, 2000, the Medical Devices Agency of United Kingdom Department of Health issued a letter of no objection to the exportation of our DR-70® from the United States to the United Kingdom, allowing DR-70® to be sold in the United Kingdom.
          In July 1996, we filed a 510(k) Pre-market Notification with the FDA requesting approval to sell Pylori-Probe™ in the United States. In August 1998, we received clearance from the FDA to market in the United States the Pylori-Probe™ diagnostic kit. Pylori-Probe™ is not being sold by us. As another non-invasive test exists, the Company does not believe that the Pylori-Probe™ can be competitively marketed.
          In December 2003, we became CE compliant. Our DR-70® kit conforms to the essential requirements of the CE Mark, which is required to sell our product in the European Union (EU). The CE Mark is recognized around the world as an indication of quality practices and is referred to as the “Trade Passport to Europe” for non-EU products. As of January 2004 we became EN ISO 1345 compliant, which is important for sales internationally.

AMDL’s Patents
          Our success depends, in part, on our ability to obtain United States and foreign patent protection for our products, preserve our trade secrets, and operate without infringing upon the proprietary rights of third parties. The United States Patent and Trademark Office has issued to us two patents which describe methods for measuring ring-shaped particles in extra-cellular fluid as a means for detecting cancer. Our patent for a method of detecting the tumors using ring shaped particles as a tumor marker was issued on October 17, 1995 and expires on October 17, 2012. Our patent for a method for detecting the presence of ring shaped particles as tumor markers was issued on June 3, 1997 and expires on June 3, 2014. We have three additional patent applications pending in the United States with respect to our methodology for the DR-70® tumor-markers as reliable indicators of the presence of cancer.
          In August 2001, we acquired intellectual property rights and an assignment of a US patent application covering a combination immunogene therapy technology for $2,000,000. The technology was purchased from Dr. Lung-Ji Chang, who developed it while at the University of Alberta, Edmonton, Canada. A U.S. patent was issued on May 4, 2004 and expires on April 9, 2017 and claims a gene therapy method for treating cancer using an expression vector comprising a gene encoding the B7-2 protein in combination with an additional modulating protein. We also filed a continuation patent application in 2004 on the immunogene therapy technology.
          On November 21, 2001, Singapore granted our patent containing claims to the combination immunogene therapy technology. Singapore is a “registration only” jurisdiction, which means that patent applications are not substantively reviewed prior to grant. However, the patent is enforceable in Singapore, but the validity of such patents is vetted in their courts.
          In early 2003, Australia granted us a patent for our humanized mouse model technology acquired from Dr. Chang. This technology is a research tool suitable for the evaluation of anti-human tumor immunity and the identification of immuno-modulating genes.
          On June 19, 2001, a United States patent was issued on a technology for evaluation of vaccines in animals which was also acquired from Dr. Chang. This patent expires on December 25, 2017.
          There can be no assurance however, that any additional patents will be issued to us, or that, if issued, the breadth or degree of protection of these patents will be adequate to protect our interests. In addition, there can be no assurance that others will not independently develop substantially equivalent proprietary information or obtain access to our know-how. Further, there can be no assurance that others will not be issued patents which may prevent the sale of our test kits or require licensing and the payment of significant fees or royalties by us in order for us to be able to carry on our business. Finally, there can be no guarantee that any patents issued to or licensed by us will not be infringed by the products of others. Defense and prosecution of patent claims can be expensive and time consuming, even in those instances in which the outcome is favorable to us. If the outcome is adverse, it could subject us to significant liabilities to third parties, require us to obtain licenses from third parties or require us to cease research and development activities or sales.
Research and Development
          During the last two fiscal years ended December 31, 2005 and 2004, we spent $272,650 and $292,652, respectively, on research and development related to DR-70®. During the nine months ended September 30, 2006, we spent $82,139 in the U.S and $200,000 in China related to DR-70® and expect to incur approximately an additional $150,000 in the U.S. and $600,000 in China for research and development in furtherance of the FDA and Sino Food and Drug Administration (SFDA — China) application for approval of DR-70® during the next 12 months.

Competition
          We have only had limited sales of DR-70® to our distributors. We are dependent on our distributors’ financial ability to advertise and market DR-70® in those countries where we have distributors. A number of domestic and international companies are in indirect competition with us in all of these markets. Most of these companies are larger, more firmly established, have significant marketing and development budgets and have greater capital resources than us or our distributors. Therefore, there can be no assurance that we will be able to achieve and maintain a competitive position in the diagnostic test industry.
          Many major medical device manufacturers, including Abbott Diagnostics, Baxter Healthcare Corp., Beckman Diagnostics, Boehringer Mannheim, Centocor, Diagnostic Products Corporation, Bio-Rad Laboratories, Roche Diagnostic Systems, Sigma Diagnostics and others, are manufacturers or marketers of other diagnostic products. We are not aware of any efforts currently being devoted to development of products such as DR-70®; however, there can be no assurance that such efforts are not being undertaken without our knowledge. We believe that most of the diagnostic products currently manufactured by other companies are complementary to DR-70®. Moreover, such companies could develop products similar to our products and they may be more successful than us in marketing and manufacturing their products. In addition, there are a number of new technologies in various stages of development at the National Institute of Health, university research centers and at other companies for the detection of various types of cancers, e.g., identification of proteomic patterns in blood serum that distinguishes benign from cancerous conditions, which may compete with our product.
JADE PHARMACEUTICAL, INC.
     Overview of JPI’s Business
          Jade Capital Group Limited, a British Virgin Islands corporation (“Jade”), is the owner of 100% of the outstanding capital stock of Jade Pharmaceutical Inc., a British Virgin Islands corporation (“JPI”). JPI has two (2) wholly-owned People’s Republic of China (“PRC” or “China”) based subsidiaries, Yangbian Yiqiao Bio-Chemical Pharmacy Company Limited (“YYB”) and Jiangxi Jiezhong Bio-Chemical Pharmacy Company Limited (“JJB”). Jade acquired businesses conducted by YYB and JJB, respectively by acquiring all of the outstanding capital stock of YYB between June and September of 2005, and certain assets and liabilities of JiangXi Shangrao KangDa Biochemical Pharmacy Co. Ltd. (“Kangda,” the predecessor to JJB) in September 2005. Jade formed JPI to reorganize JJB and YYB under one company separate from Jade and to facilitate the sale of these entities to AMDL. Both JJB and YYB are wholly-foreign owned enterprises (“WFOEs”). WFOEs are limited liability companies established under PRC Company Law that are exclusively owned by foreign investors. WFOEs are used, among other things, to enable local China based entities to carry on business in China, rather than operate in a representative capacity; to acquire land use certificates to own and operate facilities in China; employ persons in China and to hold intellectual property rights; to protect intellectual property and proprietary technology; and to issue invoices to their customers in Renminbi and record revenues in Renminbi, but convert the profits into U.S. dollars for distribution to their parent company outside China. There are also potential disadvantages of operating as a WFOE, including, but not limited to, unlimited liability claims arising from the operations in China and potentially less favorable treatment from governmental agencies than would be afforded to those operating with a Chinese partner.
     Chinese Regulation
          Pursuant to Article 9 of the Law of the PRC on Pharmaceutical Administration, pharmaceutical manufacturing enterprises must organize production according to the statutory Administrative Criteria on Quality of Pharmaceuticals formulated by the supervisory and administrative departments in charge of pharmaceuticals of the State Council. The supervisory and administrative departments issue a Good Manufacturing Practices Certificate to enterprises that meet the requirements of the Law. Both JJB and YYB facilities have been issued the GMP certificates necessary to conduct the current manufacturing operations at their respective facilities.

          In addition, under Article 31 of the Law of the PRC on Pharmaceutical Administration, each entity manufacturing pharmaceuticals must receive the approval of the supervisory and administrative departments in charge of pharmaceuticals of the State Council and receive a serial approval number to manufacture a specific pharmaceutical. Both JJB and YYB have product licenses to manufacture all of the products currently being manufactured by them. Both JJB and YYB are also subject to the Food Sanitation Law providing standards in sanitation for the consumption or injection of foods.
     JJB
          JJB is located in Shangrao, Jian Province, PRC and has land use certificate rights to approximately 24 acres of land. JJB owns a 250,000 square foot manufacturing facility at which it manufactures prescription and over the counter pharmaceuticals and injectables. The facility has received three GMP Certificates, one for large volume parenteral solutions (December 26, 2000), one for small volume parenteral solutions (January 27, 2003) and one for tablets, tinctures and other products for external use (July 27, 2005). JJB has 52 production licenses for large volume injection fluids, small volume injection fluids, tablets and tinctures and related products.
          JJB currently has 19 licenses for production of large volume injectible fluids. JJB’s primary products in this category are: Glucose injection, Glucose and Sodium Chloride injection, Sodium Chloride injection, Metroniadazole injection, Metroniadazole and Glucose injection, Destran 40 Glucose injection and Heartleaf Houttuynia Herb Extracts injection. JJB’s facility has the capability to produce up to 18 million bottles of large volume injection fluids annually.
          JJB currently has 18 licenses for production of small volume injectible fluids. JJB’s primary products in this category are: Human Placental Extracts injection, Heartleaf Houttuynia Herb Extracts injection, Chrondroitin Sulfate injection, Amikacin Sulfate injection, Muscle injection, Glucose injection Ribavirin injection and Gentamycin Sulfate injection. JJB’s facility has the ability to produce 70 million bottles of small volume injection fluids annually.
          JJB has 12 licenses for production of tablets. JJB’s primary products in this category are: Metroniadazole tablets, Domponidone tablets, Piracetam tablets, Inosine tablets, Oryzanol tablets and compound Benzoic Acid and Camphor Solutions tablets. JJB’s facility has the ability to product 1.5 billion tablets annually.
          JJB has three licenses for tinctures and the principal product is compound Benzoic Acid.
          Sales of JJB’s products are approximately 40% over the counter and 60% to institutional or hospital customers. JJB employs regional sales managers and over three hundred sales representatives who contact distributors throughout China. There are eighteen distributors who purchase product from JJB. Distributors have the right to return unsold product and returns have historically averaged about 2% of sales.
          JJB purchases its raw materials from more than one hundred small suppliers from all parts of China. No raw materials are imported and no finished goods are exported. There are numerous suppliers for all of JJB’s raw materials, packaging and paper products. Inventories of raw materials and finished goods are kept at low levels and are stored consistent with Good Manufacturing Practices Standards.
          JJB has no significant licensing, royalty or other similar agreements or labor contracts other than standard individual employments contracts with all of JJB’s employees, which is customary in China.

     YYB
          YYB is located in Tuman City, Jilin Province, PRC and has land use certificate rights to approximately 3.45 acres of land. YYB owns a 150,000 square foot manufacturing facility. YYB received a GMP Certificate for tablets, capsules and mixtures on December 3, 2004.
          YYB has 86 product licenses. The following is a list of YYB’s principal products: Gu Yian Ling Pian, Diaitamin Calcium Hydrogen Phosphate and Lysine tablets; Compound Gentian and Sodium Bicarbonate tablets, Compound Paracetamol and Amantadine Hydrochloride capsules, Bear Bile tablets, Promethazine and Bile tablets, Compound Declofenac Sodium and Chlorphenamine Maleate tablets, Paracetamol Caffein, Artificial Cow bezoar and Chlorphenamine Maleate Tablets, Paracetamol Caffein, Artificial Cow-bezoar and Chlorphenamine Maleate Capsules, Trivitamin and Calcium Gluconate Calcium Hydrogen Phosphate Chewable Tablets, Calcium Hydrogen Phosphate Chewable tablets, Fenbufen capsules, Nan Bao capsules, Rhizoma Gastrodiane capsules, and Bererine Hydrochloride tablets. YYB’s plant facility was renovated and new manufacturing facilities were completed in July 2005. YYB’s facilities have the capacity to produce more than an aggregate of one billion tablets and capsules per year.
          YYB has established a multi-level marketing program of approximately forty sales managers and engages over 1,000 sales representatives who act as individual marketers of YYB’s products. YYB also has eight distributors. 60% of YYB’s product are sold over the counter and 40% are sold to institutional or hospital customers.
          As in the case of JJB, YYB uses more than two hundred small suppliers. No raw materials are imported and no finished goods are exported. Raw materials are stored at the facility in burlap and plastic containers and a two month supply of raw materials is kept on average.
     Marketing, Sales and Distribution
          Both JJB and YYB are developing educational programs for hospitals, doctors, clinics and distributors with respect to JJB and YYB’s product lines. These educational programs are intended to improve sales and promotion of JJB and YYB’s products. Both JJB and YYB sell to hospitals, retail stores and distributors who act as agents. One primary distributor has 29 retail outlets throughout the PRC. In addition, JJB and YYB have a dedicated sakes team that manages its own direct sales force and retail outlets all over China.
          As JJB and YYB’s resources permit, both JJB and YYB anticipate expanding their current domestic Chinese distribution beyond the cities in which they currently sell through the utilization of new distribution firms in regions currently not covered.
     Competition
          JJB and YYB compete with different companies in different therapeutic categories. For example, with regard to large and small volume injection fluids, JJB primarily competes with Jiangxi Zhuhu Pharmaceutical Company, located in Jiangxi Province, and Jiangxi Pharmaceutical Company, located in Jiangxi Province. There are at least 70 companies in China approved by the SFDA to manufacture large and small volume injection fluids. JJB competes with numerous companies for distribution of JJB’s tablets as these are common over the counter pharmaceuticals. YYB completes primarily with twenty other companies similar to YYB who are licensed to sell herbal extracts throughout the PRC and Asia.
     Research and Development
          JJB and YYB currently perform all of their own research and development activities on new products at their own facilities. In the past, JJB and YYB entered into joint research and development agreements with outside research institutes, but all of the prior joint research agreements have expired.

          JJB continually attempts to develop new products. During 2005 and 2004, JJB spent $437,500 and $187,000, respectively, on research and development of new products. Currently, JJB is researching and attempting to develop a liver cancer treatment, a bone growth stimulant and an antibiotic for the treatment of urinary system. Each of these products will require an additional investment of funds before these products will be available for sale, assuming product licenses are obtained for their manufacture. JJB expects to spend approximately $580,000 during the next 12 months on the development of new products.
          YYB spent $150,000 and $100,000, respectively, in 2005 and 2004 on research and development of new products to supplement its herbal extract lines. YYB is attempting to develop products in the following categories: treatment of cardiovascular disease, treatments for cancer, and a healthy food series. YYB expects to spend approximately $320,000 on the development of new products during the next 12 months.
RISK FACTORS
          This offering involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information contained in this prospectus and the documents incorporated by reference into this prospectus, in evaluating an investment in our common stock.
Limited product development activities; our product development efforts may not result in commercial products.
          We intend to continue to pursue FDA approval of DR-70® and licensing of our combination immunogene therapy technology. Due to limited cash resources, we cannot develop additional products at this time. Successful cancer detection and treatment product development is highly uncertain, and very few research and development projects produce a commercial product. Product candidates like DR-70® or the combination immunogene therapy technology that appear promising in the early phases of development, such as in early animal or human clinical trials, may fail to reach the market for a number of reasons, such as:
•	the product candidate did not demonstrate acceptable clinical trial results even though it demonstrated positive preclinical trial results;

•	the product candidate was not effective in treating a specified condition or illness;

•	the product candidate had harmful side effects on humans;

•	the necessary regulatory bodies, such as the FDA, did not approve our product candidate for an intended use;

•	the product candidate was not economical for us to manufacture and commercialize; and

•	the product candidate is not cost effective in light of existing therapeutics.
          Of course, there may be other factors that prevent us from marketing a product including, but not limited to, our limited cash resources. We cannot guarantee we will be able to produce commercially successful products.
          Further, clinical trial results are frequently susceptible to varying interpretations by scientists, medical personnel, regulatory personnel, statisticians and others, which may delay, limit or prevent further clinical development or regulatory approvals of a product candidate. Also, the length of time that it takes for us to complete clinical trials and obtain regulatory approval for product marketing may vary by product and by the intended use of a product. We cannot predict the length of time to complete necessary clinical trials and obtain regulatory approval.

          Our cash position at October 20, 2006 of approximately $681,000 is not sufficient to conduct significant clinical trials and to market our products internationally by ourselves. With or without additional financing (or cash generated from our pharmaceutical operations in China as a result of the acquisition of the JPI), we will likely engage outside distributors and license our products to others, although there can be no assurances that our products can be successfully licensed.
We may not be able to continue to operate our business if we are unable to attract additional operating capital.
          The current level of revenues from the sale of DR-70® kits to our distributors and our OEM products, are not sufficient to finance operations on a long-term basis and no other significant orders are pending for any of our OEM products at this time. At this time, we are unsure of whether the operations of JPI will produce sufficient cash to offset the cash drain of the FDA approval process for DR-70® and general operating expenses. Accordingly, our business and operations are substantially dependent on our ability to raise additional working capital to finance the costs of FDA approval of DR-70® and to pay ongoing general and administrative expenses of our business. Moreover, product development and planned operations in China will also require additional financing.
          No definitive arrangements to raise additional capital are in place as of the date of this registration statement. There can be no assurances that we will be successful in raising any additional funds or that JPI will give sufficient cash to finance our other research and development activities. Assuming (i) the current level of revenue from the sale of DR-70® kits does not increase in the near future; (ii) we do not require new cancer samples to satisfy FDA concerns on our pending 510(k) application; (iii) we do not conduct any additional full-scale clinical trials on DR-70® or our combination immunogene therapy technology, and (iv) no outstanding warrants are exercised, we only have enough cash currently on hand to meet our current level of operating expenses until January 2007.
Our current products cannot be sold in certain countries if we do not obtain and maintain regulatory approval.
          We conduct research and clinical trials and we manufacture, distribute and market our products for their approved indications. These activities are subject to extensive regulation by numerous state and federal governmental authorities in the U.S., such as the FDA and the Centers for Medicare and Medicaid Services (formerly Health Care Financing Administration), as well as by certain foreign countries, including some in the European Union. Currently, we (or our distributors) are required in the U.S. and in foreign countries to obtain approval from those countries’ regulatory authorities before we can market and sell our products in those countries. Obtaining regulatory approval is costly and may take many years, and after it is obtained, it remains costly to maintain. The FDA and foreign regulatory agencies have substantial discretion to terminate clinical trials, require additional testing, delay or withhold registration and marketing approval and mandate product withdrawals. In addition, later discovery of unknown problems with our products or manufacturing processes could result in restrictions on such products and manufacturing processes, including potential withdrawal of the products from the market. If regulatory authorities determine that we have violated regulations or if they restrict, suspend or revoke our prior approvals, they could prohibit us from manufacturing or selling our products until we comply, or indefinitely.
FDA approval for marketing DR-70® is not assured.
          Prior to May 2002, our focus was on obtaining foreign distributors for our DR-70® kit. Then, in May 2002, we decided to begin the FDA process for approval of our DR-70® kit as an aid in monitoring patients with colorectal cancer. The FDA advised us in January 2004 on our first application that the DR-70® test data submitted to date does not demonstrate substantial equivalence to a previously approved device, which is necessary for approval of a 510(k) pre-market notification for DR-70® as an aid in monitoring patients with colorectal cancer. We also received a not substantially equivalent letter from the FDA in June 2005 on our second application for 510(k) approval for use of DR-70® as an adjunct to CEA for monitoring patients with colorectal cancer. We are revising our strategy and are reviewing additional data. We have not submitted additional information to the FDA in furtherance of our application. At this time, we cannot predict (i) when our next submission will be made or the length of time it will take for the FDA to review the information, (ii) whether 510(k) pre-market notification will be available for our DR-70® test kit, or (iii) whether such approval will be ultimately obtained.
Our future prospects will be negatively impacted if we are unsuccessful in pending litigation over the combination immunogene therapy technology.
          We are engaged in litigation with AcuVector Group Inc. in the Court of Queen’s Bench in Edmonton, Alberta, Canada over the combination immunogene therapy technology we purchased from Dr. Chang in 2001. AcuVector, a former licensee of Dr. Chang, claims that the terminated license agreement is still in effect. AcuVector is seeking substantial damages and injunctive relief against Dr. Chang and CDN $20,000,000 in damages against us for alleged interference with the relationship between Dr. Chang and AcuVector. The claim for injunctive relief seeks to establish that the AcuVector license agreement with Dr. Chang is still in effect. The Company performed extensive due diligence at the time of acquisition of the technology, but the case is still in the early stages of discovery.
          We are also defending a companion case filed in the same court by the Governors of the University of Alberta against us and Dr. Chang. The University of Alberta claims, among other things, that Dr. Chang failed to remit the payment of the University’s portion of the monies paid by us to Dr. Chang for the combination immunogene technology purchased by us from Dr. Chang in 2001. In addition to other claims against Dr. Chang relating to other technologies developed by him while at the University, the University also claims that we conspired with Dr. Chang and interfered with the University’s contractual relations under certain agreements with Dr. Chang, thereby damaging the University in an amount which is unknown to the University at this time. The University has not claimed that AMDL is not the owner of the combination immunogene therapy technology, just that the University has an equitable interest therein or the revenues therefrom.
          Accordingly, if either AcuVector or the University is successful in their claims, we may be liable for substantial damages, our rights to the technology will be adversely affected, and our future prospects for exploiting or licensing the combination immunogene therapy technology will be significantly impaired.
The value of our combination immunogene therapy technology may not be equal to its carrying value.
          One of our intangible assets is the combination immunogene therapy technology, which we purchased from Dr. Chang in August 2001. It is our largest non-cash asset. Whenever events or changes in circumstances indicate that its carrying amount may not be recoverable, we periodically are required to evaluate the carrying value of such intangibles, including the related amortization periods. Whenever events or changes in circumstances indicate that the carrying value of an intangible asset may not be recoverable, we determine whether there has been an impairment by comparing the anticipated undiscounted cash flows from the operation and eventual disposition of the product line with its carrying value. If the undiscounted cash flows are less than the carrying value, the amount of the impairment, if any, will be determined by comparing the carrying value of each intangible asset with its fair value. Fair value is generally based on either a discounted cash flows analysis or market analysis. Future operating income is based on various assumptions, including regulatory approvals, patents being granted, and the type and nature of competing products. Patent approval for eight original claims related to the combination immunogene therapy technology was obtained in May 2004 and a continuation patent application was filed in 2004 for a number of additional claims. No regulatory approval has been requested for our combination immunogene therapy technology and we do not have the funds to conduct the clinical trials which would be required to obtain regulatory approval for our combination immunogene therapy technology. Accordingly, we are seeking strategic partner to license the combination immunogene therapy technology from us. If we cannot attract a large pharmaceutical company to license our combination immunogene therapy technology and conduct the trials required to obtain regulatory approval, or if regulatory approvals or patents are not obtained or are substantially delayed, or other competing technologies are developed and obtain general market acceptance, or market conditions otherwise change, our combination immunogene therapy technology may have a substantially reduced value, which could be material. As the combination immunogene therapy technology asset represents the largest non-cash asset on our balance sheet, any substantial deterioration of value would significantly impact our reported financial position and our reported operating results.
     JJB and YYB may receive less favorable treatment from governmental agencies in China for operating as a WFOE.
          Both JJB and YYB are classified as WFOEs under Chinese Company Law. WFOEs are foreign-controlled limited liability companies established under Chinese Company Law. WFOEs offer control over the company’s management, technology, and finances that a typical foreign investor requires. The advantages of qualifying as a WFOE include, but are not limited to:
•	The ability to carry on business in China rather than just a representative office function;

•	The ability to issue invoices to customers in Renminbi (Chinese currency) and receive Renminbi revenues;

•	The ability to convert Renminbi profits to United States dollars for remittance to a foreign parent company outside China; and

•	The ability to employ staff directly within China.
          The potential risks and disadvantages of operating as a WFOE include unlimited liability for claims arising from operations in China, and potentially less favorable treatment from governmental agencies in China than JJB and YYB would receive if JJB and YYB operated through a joint venture with a Chinese partner.
     Chinese Government Regulation may significantly impact JJB and YYB business in China.
          The modernization of regulations for the pharmaceutical industry is relatively new in China and the manner and extent to which the pharmaceutical industry is regulated will continue to evolve. JJB and YYB are subject to the Pharmaceutical Administrative Law, which governs the licensing, manufacture, marketing and distribution of pharmaceutical products in China and sets penalty provisions for violations of provisions of the Pharmaceutical Administrative Law. Generally, it takes six months to one year to apply for and receive approval to produce and sell new pharmaceutical product. In addition, as a WFOE, JJB and YYB are subject to the foreign company provisions of the Company Law of the China, which governs the conduct of JPI’s wholly owned subsidiaries, JJB and YYB and their officers and directors. Changes in these laws or new interpretations of existing laws may have a significant impact on JJB and YYB’s business practices and costs of doing business.
          Additionally, JJB and YYB are subject to varying degrees of regulation and permitting by governmental agencies in China. For example, in 1999, the SFDA in China established an administrative system for the classification of prescription and over-the-counter drugs. Since then, the SFDA has issued a series of guidelines on interpretation of the new classification system in such areas as labeling, usage instructions and packaging of over-the-counter products. Recently, the SFDA implemented new Good Manufacturing Practices (GMP) guidelines for licensing pharmaceutical products. YYB’s new factory was required to comply with these new guidelines to begin production at the facility and failure to satisfy these new guidelines would have had a material adverse effect on YYB’s business. Both JJB and YYB’s factories have received the Chinese Good Manufacturing Practices certificates necessary to conduct the manufacturing operations described herein. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on JJB and YYB’s business, that regulators or third parties will not raise material issues with regard to JJB and YYB’s business and operations or JJB and YYB’s compliance or non-compliance with applicable regulations or that any changes in applicable laws or regulations will not have a material adverse effect on JJB and YYB’s business. Commencing in 2005, all non-GMP pharmaceutical manufacturing firms were no longer permitted to operate in China.
          Changes in existing laws or new interpretations of such laws may have a significant impact on JJB and YYB’s methods and costs of doing business. For example, new legislative proposals for pharmaceutical product pricing, reimbursement levels, approval criteria and manufacturing requirements may be proposed and adopted. Such new legislation or regulatory requirements may have a material adverse effect on JJB and YYB’s financial condition, results of operations and cash flows. There can be no assurance that: (i) the future regulatory, judicial and legislative changes will not have a material adverse effect on JJB and/or YYB; (ii) regulators or third parties will not raise material issues with regard to JJB and YYB’s compliance or non-compliance with applicable laws or regulations; or (iii) at any changes in applicable laws or regulations will not have a material adverse effect on or JJB and YYB’s operations, profitability or cash flow.
     JJB and YYB are required to comply with Chinese environmental laws.
          JJB and YYB are both subject to the environmental laws of China and its local governments. JJB and YYB’s operations in China do not involve the use of pollutants, and accordingly, JJB and YYB do not expect to be affected significantly by compliance with such laws. However, both JJB and YYB were required to build a sewage waste pool and pay waste disposal fees in order to properly remove waste from their facilities in compliance with local environmental laws.
     JJB and YYB may experience barriers to conducting business due to governmental policy.
          The Chinese SFDA set up a classification administrative system in 1999 for prescription and over-the-counter drugs. Since then, the SFDA has issued a series of guidelines for interpretation of the new classification system for labeling, usage instructions and packaging of over-the-counter products. The SFDA currently requires that pharmaceutical manufacturers clearly label drugs for over-the-counter sales and distinguish them from those to be sold in hospitals as ethical drugs. JJB and YYB comply with the policies required by the SFDA. To date, JJB and YYB have never experienced any problems with compliance with the regulations of the SFDA. JJB and YYB have never been investigated for noncompliance nor have JJB and YYB been cited for violations of any regulations of the SFDA.
     JJB and YYB’s business may be adversely affected by government plans to consolidate state owned pharmaceutical companies in China.
          The Ministry of Commerce announced plans to consolidate nearly 5,000 state owned pharmaceutical companies into approximately 12 to 15 companies. The Ministry of Commerce has stated that it targets the size of these remaining firms to be at least U.S. $10.0 billion revenue per annum in the future (U.S. $5.0 billion by the year 2010). Their primary business will be to make generic pharmaceutical products for sale to state owned hospitals. The planned consolidation has already commenced and is anticipated to continue until the goals of the Ministry of Commerce have been realized. JJB and YYB are not aware, however, at this time of how many companies have been consolidated or when the planned consolidation will be completed. A recent example of the consolidation amongst state owned pharmaceutical companies is the acquisition by the conglomerate Huayuan Group of a 40% stake in Shanghai Pharmaceutical Group. This new company will be involved in manufacture, distribution and research and development of pharmaceuticals. An objective of the consolidation is to establish a manufacturing standard consistent with U.S. Good Manufacturing Practices. The ultimate goal is that all pharmaceutical products manufactured in the PRC shall ultimately meet the U.S. Good Manufacturing Practices. The inability of YYB and JJB to meet U.S. Good Manufacturing Practice standards could have material negative adverse affects on JJB and YYB’s continued independent existence in the future.

     Capital outflow policies in China may hamper JJB and YYB’s ability to remit income to the United States.
          China has adopted currency and capital transfer regulations. These regulations require that JJB and YYB comply with complex regulations for the movement of capital. In order to comply with these regulations JJB and YYB may have to revise or change the banking structure of JJB and YYB. Although JJB and YYB believe that they are currently in compliance with these regulations, should these regulations or the interpretation of them by courts or regulatory agencies change, JJB and YYB may not be able to remit all income earned from JJB and YYB’s operations to AMDL in the U.S.
     Fluctuation of the Chinese currency, the Renminbi, could materially affect JJB and YYB’s financial condition and results of operations.
          The value of the Chinese currency, the Renminbi, fluctuates and is subject to changes in China’s political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based upon the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. Since 1994, the official exchange rate for the conversion of Renminbi to United States dollars has generally been stable. On July 21, 2005, the PRC allowed Renminbi to fluctuate within a narrow range, ending its decade-old fixed valuation peg to the U.S. dollar. Historically, the Chinese government has benchmarked the Renminbi exchange ratio against the United States dollar, thereby mitigating the associated foreign currency exchange rate fluctuation risk; however, no assurances can be given that the risks related to currency deviations of Renminbi will not increase in the future.
     JJB and YYB may face obstacles from the political system in China.
          Foreign companies conducting operations in China face significant political, economic and legal risks. The government of the PRC has a history of intervening in business affairs in order to achieve its political objectives. While current policies favor foreign investment, PRC policies may change without warning. Moreover, corruption and a legal system, which is not fully developed, pose significant risks for companies doing business in China.
     JJB and YYB may have difficulty establishing adequate management, legal and financial controls in China.
          China historically has not adopted western-style management and financial reporting concepts and practices, and business in China generally lacks modern banking, computer and other control systems. JJB and YYB may also have difficulty in hiring and retaining a sufficient number of qualified employees to work in China who can perform to American standards. As a result, JJB and YYB may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet the standards required for periodic reporting under the Securities Exchange Act of 1934, as amended.
If our intellectual property positions are challenged, invalidated or circumvented, or if we fail to prevail in future intellectual property litigation, our business could be adversely affected.
          The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and often involve complex legal, scientific and factual questions. To date, there has emerged no consistent policy regarding breadth of claims allowed in such companies’ patents. Third parties may challenge, invalidate or circumvent our patents and patent applications relating to our products, product candidates and technologies. In addition, our patent positions might not protect us against competitors with similar products or technologies because competing products or technologies may not infringe our patents.

We face substantial competition, and others may discover, develop, acquire or commercialize products before or more successfully than we do.
          We operate in a highly competitive environment. Our products compete with other products or treatments for diseases for which our products may be indicated. Additionally, some of our competitors’ market products or are actively engaged in research and development in areas where we are developing product candidates. Large pharmaceutical corporations have greater clinical, research, regulatory and marketing resources than we do. In addition, some of our competitors may have technical or competitive advantages over us for the development of technologies and processes. These resources may make it difficult for us to compete with them to successfully discover, develop and market new products.
We are reliant on a few customers and our distributors for sales of our products.
          Virtually all of our operating revenues through September 30, 2006 have come from sales to two distributors in foreign countries of DR-70® kits and from sales to a few domestic customers of our OEM products. For the year ended December 31, 2005 over 95% of our revenues were derived from sales of DR-70® and we had only nominal sales of our OEM products. Historically, we have not received any substantial orders from any of our customers or distributors of DR-70® or our OEM products. Moreover, none of our distributors or customers is contractually required to buy any specific number of DR-70® kits or OEM product from us. Accordingly, based upon this fact, historical sales, and the uncertainty of FDA approval for sale of DR-70® in the United States, any projection of future orders or sales of DR-70® kits or OEM product is unreliable. In addition, the amount of our products purchased by our distributors or customers can be adversely affected by a number of factors, including their budget cycles and the amount of funds available to them for product promotion and marketing.
We are subject to risks associated with our foreign distributors.
          Our business strategy includes the continued dependence on foreign distributors for our DR-70® product. To date, we have not been successful in generating a significant increase in sales through distribution channels in existing markets or in developing distribution channels in new markets. We are also subject to the risks associated with our distributor’s operations, including: (i) fluctuations in currency exchange rates, (ii) compliance with local laws and other regulatory requirements, (iii) restrictions on the repatriation of funds, (iv) inflationary conditions, (v) political and economic instability, (vi) war or other hostilities, (vii) overlap of tax structures, and (viii) expropriation or nationalization of assets. The inability to effectively manage these and other risks could adversely affect our business.
We do not intend to pay dividends on our common stock in the foreseeable future.
          We currently intend to retain any earnings to support our growth strategy and do not anticipate paying dividends in the foreseeable future.
If we fail to comply with the rules under Sarbanes-Oxley related to accounting controls and procedures or if material weaknesses or other deficiencies are discovered in our internal accounting procedures, our stock price could decline significantly.
          Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. When we become subject to Section 404, we will be required to begin the process of documenting and testing our internal control procedures, and we may identify material weaknesses in our internal control over financial reporting and other deficiencies. If material weaknesses and deficiencies are detected, it could cause investors to lose confidence in our Company and result in a decline in our stock price. In addition, if we fail to achieve and maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly. In addition, we cannot be certain that additional material weaknesses or significant deficiencies in our internal controls will not be discovered in the future.
Our stock price is volatile, which could adversely affect your investment.
          Our stock price, like that of other cancer diagnostic and treatment companies, is highly volatile. Our stock price may be affected by such factors as:
•	clinical trial results;

•	product development announcements by us or our competitors;

•	regulatory matters;

•	announcements in the scientific and research community;

•	intellectual property and legal matters; and

•	broader industry and market trends unrelated to our performance.
          In addition, if our revenues or operating results in any period fail to meet the investment community’s expectations, there could be an immediate adverse impact on our stock price.
We have Limited Product Liability Insurance.
          We currently produce products for clinical studies and for investigational purposes. We are producing our products in commercial sale quantities, which will increase as we receive various regulatory approvals in the future. There can be no assurance, however, that users will not claim that effects other than those intended may result from our products, including, but not limited to claims alleged to be related to incorrect diagnoses leading to improper or lack of treatment in reliance on test results. In the event that liability claims arise out of allegations of defects in the design or manufacture of our products, one or more claims for damages may require the expenditure of funds in defense of such claims or one or more substantial awards of damages against us, and may have a material adverse effect on us by reason of our inability to defend against or pay such claims. We carry product liability insurance for any such claims, but only in an amount equal to $2,000,000 per occurrence/ $2,000,000 aggregate liability, which may be insufficient to cover all claims that may be made against us.

USE OF PROCEEDS
          We will not receive any of the proceeds from sales of common stock by any selling stockholder. We will receive gross proceeds of up to approximately $3,056,700 from the exercise of the warrants to purchase 1,101,516 shares of common stock if and when the warrants held by the selling stockholders are exercised. We intend to use the proceeds from the exercise of the warrants for our general working capital needs. There can be no assurance that all, or any, of the warrants will be exercised. Neither the issuance of the common stock to the selling stockholders upon the exercise of the warrants nor the transfer of the warrants is part of this offering.
DETERMINATION OF OFFERING PRICE
          This offering is being made solely to allow the selling stockholders to offer and sell shares of our common stock to the public. The selling stockholders may offer for resale some or all of their shares at the time and price that they choose. On any given day, the rice per share is likely to be based on the bid price for our common stock, as quoted on the American Stock Exchange on the date of sale, unless shares are sold in private transactions. Consequently, we cannot currently make a determination of the price at which shares offered for resale pursuant to this prospectus may be sold.
SELLING STOCKHOLDERS
          This prospectus relates to the offering and sale, from time to time, of up to 1,853,772 shares of our common stock by the stockholders named in the table below. All of the selling stockholders named below acquired their shares of our common stock and warrants directly from us in private transactions.
          The following table sets forth certain information known to us, as of November 14, 2006, and as adjusted to reflect the sale of the shares offered hereby, with respect to the beneficial ownership of common stock by the selling stockholders. The selling stockholders may sell all or some of the shares of common stock they are offering, and may sell shares of our common stock otherwise than pursuant to this prospectus. It also assumes that each of the stockholders who have warrants exercises all of such warrants and sells all of the shares issued upon exercise thereof. The table below assumes that the selling stockholders sell all of the shares offered by them in offerings pursuant to this prospectus, and neither dispose of nor acquire any additional shares. We are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur.
          The shares of common stock being offered pursuant to this prospectus and included in the table below include 1,115,575 shares of common stock that remain issuable upon the exercise of warrants.

	Shares beneficially		Number of	Shares beneficially
	owned as of		shares being	owned after
	November 14, 2006		Offered	offering(16)
Name of beneficial owner	Number	Percentage		Number	Percentage
Lawrence Turel and Lori Turel	11,050	*	22,100	11,050	*
Martin Lowenthal	40,000	*	40,000	0	0
John Gunther	40,884	*	40,884	0	0
Boston Financial Partners(1)	585,026	6.0%	138,698	221,600	2.3%
Raymond Cormier	24,985	*	24,985	0	0
Noble Consultants Ltd.(2)	210,800	2.2%	210,800	0	0
Penson Financial Services Canada, Inc.(3)	60,028	*	60,028	0	0
Payback Consultants, Ltd.(4)	280,000	2.8%	280,000	0	0
Philip M. Georgas	456,000	4.7%	152,000	0	0
Nite Capital LP (5)	82,873	*	82,873	0	0
Jungle Management, Ltd.(6)	280,000	2.9%	280,000	0	0
AS Capital Partners, LLC(7)	16,575	*	16,575	0	0
The Catalyst Group LLC(8)	5,967	*	5,967	0	0
Gemini Master Fund, Ltd.(9)	179,478	1.9%	138,122	41,356	*
Iroquois Master Fund Ltd.(10)	55,249	*	55,249	0	0
Ben J. Bower	3,930	*	3,930	0	0
Galileo Asset Management, S.A.(12)	37,096	*	37,096	0	0
J. H. Darby & Co.(13)	2,036	*	2,036	0	0
Brighton Capital, Ltd. (14)	4,972	*	4,972	0	0
First International Capital Group, Ltd. (15)	267,980	2.8%	100,000	167,980	1.8%

*	Less than 1%

(1)	Thomas Brazil, President and beneficial owner, has sole voting and investment power with respect to these shares. Also includes previously issued warrants to purchase an aggregate of 224,728 shares of common stock, which are assumed also sold for purposes of shares beneficially held after offering.

(2)	Mary Scholar, sole stockholder, has sole investment and voting power with respect to these shares.

(3)	Mr. Ricci is the beneficial holder of 30,014 shares and, warrants to purchase 30,014 shares held in trust for him by Penson Financial Services Canada, Inc.

(4)	Brian deWit, sole stockholder, has sole investment and voting power with respect to these shares.

(5)	Nite Capital LLC, the General Partner, has discretionary authority to vote and dispose of the shares held by Nite Capital LP and may be deemed to be the beneficial owner of these shares. Keith Goodman, in his capacity as manager of Nite Capital LLC may also be deemed to have investment discretion and voting power over the shares held by Nite Capital LP. Mr. Goodman disclaims any such beneficial ownership of these shares.

(6)	Don Scholar, sole stockholder, has sole investment and voting power with respect to these shares.

(7)	Andrew Smuckler, Managing Member, has investment and voting power with respect to these shares.

(8)	Mr. Robert Raffa, Manager, and beneficial owner, has sole voting and investment power with respect to these shares.

(9)	Gemini Strategies, LLC is the Investment Manager to Gemini Master Fund, Ltd. The Managing Member of Gemini Strategies, LLC is Mr. Steven W. Winters. As such, Mr. Winters may be deemed beneficial owner of the shares; however, Mr. Winters disclaims beneficial ownership of all of these shares. Gemini Master Fund, Ltd. also owns warrants to purchase an aggregate of 41,356 shares, which have been previously registered for sale and are included in the shares beneficially owned after the offering.

(10)	Joshua Silverman, Manager, has sole voting and investment power with respect to these shares.

(11)	Monarch Capital Fund Ltd. (“Monarch”) is a British Virgin Islands Investment Fund managed by Beacon Fund Advisors Ltd. (“Manager”) and advised by Monarch Managers Ltd. (“Advisors”). David Sims and Joseph Frunck, the principals, respectively, of Manager and Advisor, have voting and investment control with regard to Monarch. Neither Mr. Sims nor Mr. Frunck have any beneficial interest in the shares being registered hereunder.

(12)	Marie-Christine Wright, Director and beneficial owner, has sole voting and investment power with respect to these shares. Includes previously issued warrants to purchase 43,944 shares of common stock.

(13)	Robert Rabinowitz, President and Director, has voting and investment power with respect to these shares.

(14)	Jeffrey Wolin, beneficial owner, has voting and investment power with respect to these shares.

(15)	Mr. Benjamin Levi, attorney and beneficial owner, has sole voting and investment power with respect to these shares. 70,000 of these shares were previously registered for resale and are included in the shares beneficially owned after the offering.

(16)	Assumes all of the shares hereby offered are sold.
          In our April 2006 private offering, two of the selling shareholders listed above, Galileo Asset Management, S. A., and Securities Network, LLC, acted as our placement agents, for which they or their assignees received, in addition to cash compensation equal to 10% of the purchase price of our securities sold by them, collectively warrants to purchase an aggregate of 100,138 shares of our common stock. They will also receive a cash commission of 6% percent upon exercise of the warrants issued to the purchasers in that private placement. Galileo Asset Management, S.A., also received a non-accountable expense allowance equal to 3% of the purchase price of the securities sold in the offering. Galileo Asset Management, S.A. has also acted as a placement agent in a prior offering of our securities. Except as otherwise indicated above or in the footnotes to the table, the selling stockholders have not held any position or office or had any material relationship with our company or any of its subsidiaries within the past three years and the selling stockholders possess sole voting and investment power with respect to the shares shown.
          The selling stockholders will sell their shares in one or more market transactions on the American Stock Exchange or in privately negotiated transactions at standard terms, including commissions at market rates for similar transactions.
PLAN OF DISTRIBUTION
          Shares of common stock covered hereby may be offered and sold from time to time by the selling stockholders. Each selling stockholder will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Each selling stockholder may sell the shares being offered hereby: (i) on the American Stock Exchange, or otherwise at prices and at terms then prevailing or at prices related to the then current market price; or (ii) in private sales at negotiated prices or by a combination of such methods of sale.
          Any broker-dealer participating in such transactions as agent may receive commissions from each selling stockholder (and, if acting as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by each selling stockholder. Broker-dealers may agree with each selling stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for each selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to each selling stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on the American Stock Exchange, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

          Each selling stockholder and any underwriter, dealer or agent who participates in the distribution of such shares may be deemed to be “underwriters” under the Securities Act of 1933, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission. Each selling stockholder may indemnify any broker-dealer who participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.
DESCRIPTION OF SECURITIES
          In order to consummate the acquisition of JPI on September 28, 2006, our stockholders approved proposals to amend our Certificate of Incorporation to (i) increase the number of authorized shares of common stock from 50,000,000 to 100,000,000, (ii) increase the number of authorized shares of preferred stock from 10,000,000 to 25,000,000, and (iii) reverse split the outstanding shares of our common stock on a not less than one-for-three and no more than a one-for-ten basis, subject to the discretion of the board of directors to determine the exact ratio of the reverse split. The reverse split was effected at 12:01 a.m. EST on September 28, 2006 on a one-for-five basis. The reverse split of the outstanding stock increased the theoretical trading price of our stock as of the effective time of the charter amendment and the closing of the stock purchase agreement with JPI to $3.00 per share, thus meeting the American Stock Exchange listing standard requiring the trading price of our stock to be at least $3.00 per share as of the closing of the acquisition of JPI.
MATERIAL CHANGES
          On September 28, 2006, we closed on the acquisition of JPI., a British Virgin Islands corporation, which is now our direct wholly-owned subsidiary. All of the direct subsidiaries of JPI are now our indirect, wholly-owned subsidiaries.
          In connection with the closing of the JPI acquisition, the three key executive employees of JPI and its subsidiaries, Mr. Frank Cheng, Mr. Henry Jia and Mr. Xia Yuan Da, executed three year employment contracts as Chief Executive Officer, Executive Vice President and General Manager, respectively, of JPI.
LEGAL MATTERS
          The validity of the shares of common stock offered hereby will be passed upon by Preston Gates & Ellis LLP, Irvine, California.
EXPERTS
          Our financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-KSB for the year ended December 31, 2005 have been audited by Corbin & Company, LLP, an independent registered public accounting firm, and have been incorporated in this prospectus by reference in reliance upon the report of Corbin & Company, LLP pertaining to such financial statements and upon the authority of such firm as experts in auditing and accounting.
AVAILABLE INFORMATION
          We file annual, quarterly, and current reports, proxy statements, and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at: 100 F Street N.E., Room 1580, Washington, DC 20549. You should call (202) 551-8090 for more information on the public reference room. The SEC maintains an internet site at http://www.sec.gov where certain reports, proxy and information statements, and other information regarding issuers (including AMDL) may be found. In addition, such material concerning the Company may be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.
          This prospectus is part of a registration statement filed with the SEC. The registration statement contains more information than this prospectus regarding our company and its common stock, including certain exhibits filed. You can get a copy of the registration statement from the SEC at the address listed above or from the SEC’s internet site.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
          The SEC allows us to “incorporate” into this prospectus information we file with it in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of these shares.
•	Quarterly Report on Form 10-QSB filed November 14, 2006

•	Current Report on Form 8-K filed September 29, 2006

•	Current Report on Form 8-K filed August 22, 2006

•	Amended Form 10-QSB for the quarterly period ended June 30, 2006 filed August 16, 2006

•	Form 10-QSB for the quarterly period ended June 30, 2006 filed August 14, 2006

•	Additional definitive proxy soliciting materials filed August 11, 2006

•	Amended Current Report on Form 8-K filed July 28, 2006

•	Additional definitive proxy soliciting materials filed July 28, 2006

•	Current Report on Form 8-K filed July 27, 2006

•	Additional definitive proxy soliciting materials filed July 27, 2006

•	Current Report on Form 8-K filed July 24, 2006

•	Revised definitive proxy soliciting materials filed July 17, 2006

•	Proxy statement filed July 3, 2006

•	Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2006 filed May 15, 2006

•	Current Report on Form 8-K filed May 2, 2006

•	Current Report on Form 8-K filed April 12, 2006

•	Form 10-KSB for the year ended December 31, 2005 filed March 31, 2006

•	The description of the Company’s common stock contained in its Registration Statement on Form 8-A filed September 21, 2001
          We will provide without charge to each person, including any beneficial owner of common stock, to whom this prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference in this prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference therein). Requests should be directed to: AMDL, Inc., 2492 Walnut Avenue, Suite 100, Tustin, California 92780-7039, Attention: Gary L. Dreher, Chief Executive Officer, Telephone (714) 505-4460.

PART II
INFORMATION NOT REQUIRED
IN PROSPECTUS
Item 14. Itemized Statement of Expenses.
          The table below sets forth the estimated expenses (except the SEC registration fee, which is an actual expense) in connection with the offer and sale of the shares of common stock of the registrant covered by this Registration Statement.

SEC Registration Fee	$684
Legal Fees and Expenses	10,000
Accounting Fees and Expenses	5,000
Printing Fees and Expenses	500
Miscellaneous	500

Total	16,684

Item 15. Indemnification of Directors and Officers.
          Delaware law and AMDL’s certificate of incorporation and bylaws provide that AMDL shall, under certain circumstances and subject to certain limitations, indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. Any such person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. “Proceeding” means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation.
          AMDL’s directors, officers, agents and employees are entitled to indemnification by each of the Selling Stockholders against any losses arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in this registration statement and the prospectus contained herein made in reliance upon written information furnished to AMDL by such Selling Stockholder for use in this registration statement or the prospectus.
          AMDL has also entered into indemnification agreements with its directors whereby AMDL has agreed to indemnify and hold them harmless from and against any claims, liability, damages or expenses incurred by them in or arising out of their status, capacities and activities with respect to AMDL to the maximum extent permitted by Delaware law. AMDL believes that these agreements are necessary to attract and retain qualified persons as directors and executive officers.
          AMDL also maintains a directors and officers insurance policy with aggregate limits of $2,000,000 pursuant to which directors and officers of the company are insured against liability for certain actions in their capacity as directors and officers.
Item 16. Exhibits.
The exhibits to this registration statement are listed in the Index to Exhibits on Page II-4.

Item 17. Undertakings.
(a) The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b) The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this post-effective amendment number 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tustin, State of California on December 13, 2006.

AMDL, INC.
By:	/s/ Gary L. Dreher
Gary L. Dreher, President

          Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment no. 2 to the registration statement has been signed by the following persons in the capacities on December 13, 2006.

Signature	Title

/s/ Gary L. Dreher GARY L. DREHER	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Akio Ariura AKIO ARIURA	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Douglas C. MacLellan DOUGLAS C. MACLELLAN	Director

/s/ Edward R. Arquilla EDWARD R. ARQUILLA	Director

/s/ Minghui Jia MINGHUI JIA	Director

/s/ William M. Thompson, III WILLIAM M. THOMPSON III	Director

INDEX TO EXHIBITS

Exhibit

5.1	*Opinion and Consent of Preston Gates & Ellis LLP

23.1	*Consent of Preston Gates & Ellis LLP (included in Exhibit 5.1)

23.2	*Consent of Corbin & Company, LLP

*	Filed herewith

II-4